Exhibit 99.6

CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-162546 on Form S-8 and Registration Statement No. 333-249939 on Form F-10 of our reports dated May 20, 2021 relating to the financial statements of Silvercorp Metals Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Current Report, dated May 20, 2021, on Form 6-K of the Company for the year ended March 31, 2021.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
May 20, 2021